SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),

(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.     )*

LANDCADIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51476W107

(CUSIP Number)

May 23, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476W107	13G	Page 2 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advent International Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA,CO

CUSIP No. 51476W107	13G	Page 3 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA,OO

CUSIP No. 51476W107	13G	Page 4 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 51476W107	13G	Page 5 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital Master Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 51476W107	13G	Page 6 of 12

Item 1

(a)	Name of Issuer

Landcadia Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1510 West Loop South Houston, TX 77027

Item 2

(a)	Name of Person Filing:

This statement relates to shares of common stock of the Issuer (“Common Stock”) held directly by Sunley House Capital Master Limited Partnership, a Cayman Islands exempted limited partnership (“Sunley House Master Fund”). The general partner of Sunley House Master Fund is Sunley House Capital GP LLC, a Delaware limited liability company (“Sunley House GP”), and Sunley House Capital Management LLC, a Delaware limited liability company (“Sunley House Manager”) acts as the investment manager to the Sunley House Master Fund. Advent International Corporation (“Advent” and, together with Sunley House Master Fund, Sunley House GP and Sunley House Manager, the “Reporting Persons”) is the sole member of both Sunley House GP and Sunley House Manager. Investors invest in one or more of the following feeder funds: Sunley House Capital Fund LP, Sunley House Capital Limited Partnership, Sunley House Capital Fund Ltd. and Sunley House Capital Ltd. (collectively, the “Sunley House Feeder Funds”), which are the limited partners of the Sunley House Master Fund. None of the Sunley House Feeder Funds owns shares of Common Stock directly and none has investment authority over the shares of Common Stock held directly by the Sunley House Master Fund.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is 800 Boylston Street, Boston, MA 02199.

(c)	Citizenship:

Advent International Corporation – Delaware

Sunley House Capital Management LLC – Delaware

Sunley House Capital GP LLC – Delaware

Sunley House Capital Master Limited Partnership – Cayman Islands

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

51476W107

CUSIP No. 51476W107	13G	Page 7 of 12

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); *

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*	Relates only to Advent International Corporation and Sunley House Capital Management LLC

Item 4.	Ownership.

For each of the Reporting Persons:

(a)	Amount beneficially owned: 2,000,000 shares of Common Stock

(b)	Percent of class: 8.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 51476W107	13G	Page 8 of 12

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 51476W107	13G	Page 9 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2018
Date

Advent International Corporation
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Management LLC
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital GP LLC
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Master Fund Limited Partnership
By: Sunley House Capital GP LLC, General Partner
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

CUSIP No. 51476W107	13G	Page 10 of 12

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.	List of Members of a Group